UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited
(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this report

Appointment of New Chief Financial Officer

Effective June 8, 2026, the board of directors (the “Board”) of Green Circle Decarbonize Technology Ltd. (the “Company”) appointed Mr. Louis Ho Ming Leung as chief financial officer of the Company.

The biographical information of Mr. Louis Ho Ming Leun is set forth below.

Mr. Louis Ho Ming, Leung has over 10 years of experience in the fields of accounting, financing and auditing. Mr. Leung is currently an independent non-executive director of GR Life Style Company Limited (HKEx: 108), Future Data Group Limited (HKEx: 8229) and Mabpharm Limited (HKEx: 2181). Mr. Leung also is the company secretary of Shanghai XNG Holdings Limited HKEx: 3666) since May 2026. Mr. Leung was the financial controller and company secretary of Basic House New Life Group Limited (formerly known as AL Group Limited, HKEx: 8360) from September 2019 to May 2022. Mr. Leung was a chief financial officer and company secretary of Prosperous Future Holdings Limited (formerly known as China Child Care Corporation Limited, HKEx: 1259) from June 2017 to May 2019 and from January 2018 to May 2019 respectively. Mr. Leung holds a bachelor degree of Science in Quantitative Finance from The Chinese University of Hong Kong in 2004. He has been a member of Hong Kong Institute of Certified Public Accountants since 2008 and has over 10 years of experience in accounting and auditing for Hong Kong listed and private companies.

There is no arrangement or understanding between Mr. Louis Ho Ming and any other person pursuant to which he was selected as an officer of the Company, and there is no family relationship between Mr. Louis Ho Ming and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Louis Ho Ming had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

On June 8, 2026, the Company, issued a press release titled: “Green Circle Decarbonize Technology Limited announces Appointment of Mr. Louis Ho Ming Leung as Chief Financial Officer.” A copy of this press release is furnished herewith as Exhibit 99.1.

Exhibits.

Exhibit No.	Description
99.1	Press Release, dated June 8, 2026 - Green Circle Decarbonize Technology Limited announces Appointment of Mr. Louis Ho Ming Leung as Chief Financial Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Ltd.

Date: June 8, 2026	By:	/s/ Chan Kam Biu Richard
	Name:	Chan Kam Biu Richard
	Title:	Chief Executive Officer and Director

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